Vanguard Index Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	10,555,505,764	302,858,072	97.2%
Emerson U. Fullwood	10,550,271,249	308,092,588	97.2%
Amy Gutmann	10,549,661,393	308,702,444	97.2%
JoAnn Heffernan Heisen	10,561,362,394	297,001,443	97.3%
F. Joseph Loughrey	10,550,135,548	308,228,289	97.2%
Mark Loughridge	10,554,054,699	304,309,138	97.2%
Scott C. Malpass	10,546,031,165	312,332,672	97.1%
F. William McNabb III	10,544,013,615	314,350,222	97.1%
Deanna Mulligan	10,560,536,084	297,827,753	97.3%
André F. Perold	10,509,222,915	349,140,922	96.8%
Sarah Bloom Raskin	10,554,241,538	304,122,299	97.2%
Peter F. Volanakis	10,551,315,296	307,048,541	97.2%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.
This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
500 Index Fund	896,264,163	41,278,171	41,515,030	154,428,376	79.1%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Extended Market Index Fund	305,539,700	13,294,070	12,068,550	47,380,541	80.8%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Growth Index Fund	436,490,474	14,397,608	16,982,075	78,604,725	79.9%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Large-Cap Index Fund	105,367,106	3,410,340	3,409,080	31,443,276	73.4%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Growth Index Fund	71,953,895	2,687,335	3,415,364	15,154,109	77.2%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Index Fund	413,561,713	17,007,306	13,124,311	109,569,807	74.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Value Index Fund	109,695,154	4,179,835	4,493,303	24,490,837	76.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small-Cap Growth Index Fund	164,362,787	6,606,954	7,038,309	34,408,152	77.4%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small-Cap Index Fund	448,437,808	18,207,513	16,637,019	89,582,470	78.3%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small-Cap Value Index Fund	233,854,697	10,530,844	9,934,901	52,619,083	76.2%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Total Stock Market Index Fund	5,008,370,537	257,964,032	206,420,919	577,947,085	82.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Value Index Fund	584,171,143	17,654,888	14,572,460	107,835,982	80.7%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
500 Index Fund	905,109,429	39,620,007	34,327,928	154,428,376	79.9%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Extended Market Index Fund	307,974,839	12,854,838	10,072,642	47,380,541	81.4%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Growth Index Fund	439,170,233	13,569,346	15,130,579	78,604,725	80.4%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Large-Cap Index Fund	106,031,913	3,364,001	2,790,611	31,443,276	73.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Growth Index Fund	72,547,920	2,515,990	2,992,683	15,154,109	77.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Index Fund	415,676,304	16,434,958	11,582,069	109,569,807	75.1%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Value Index Fund	111,106,958	3,455,519	3,805,816	24,490,837	77.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small-Cap Growth Index Fund	165,816,644	6,376,930	5,814,476	34,408,152	78.1%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small-Cap Index Fund	452,039,550	17,524,391	13,718,398	89,582,470	78.9%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small-Cap Value Index Fund	236,499,857	9,568,247	8,252,338	52,619,083	77.1%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Total Stock Market Index Fund	5,066,058,308	243,641,238	163,055,942	577,947,085	83.7%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Value Index Fund	587,325,882	17,020,893	12,051,716	107,835,982	81.1%

Fund shareholders did not approve the following proposal:

Proposal 7 – Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
500 Index Fund	172,217,294	49,780,031	757,060,039	154,428,376	15.2%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Extended Market Index Fund	57,459,635	27,321,416	246,121,268	47,380,541	15.2%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Growth Index Fund	69,009,812	36,189,726	362,670,621	78,604,725	12.6%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Index Fund	70,648,319	36,773,839	336,271,172	109,569,807	12.8%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Mid-Cap Value Index Fund	17,086,236	9,589,280	91,692,777	24,490,837	12.0%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small-Cap Growth Index Fund	33,984,457	15,140,240	128,883,353	34,408,152	16.0%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small-Cap Index Fund	82,614,878	31,345,189	369,322,272	89,582,470	14.4%

	For	Abstain	Against	Broker Non-Votes	Percentage For
Small-Cap Value Index Fund	46,455,628	19,247,107	188,617,707	52,619,083	15.1%

	For	Abstain	Against	Broker Non-Votes	Percentage For

	For	Abstain	Against	Broker Non-Votes	Percentage For
Total Stock Market Index Fund	1,158,533,020	369,601,654	3,944,620,814	577,947,085	19.1%
Value Index Fund	68,675,121	64,891,774	482,831,595	107,835,982	9.5%